Exhibit 99.1

Colleagues,

I’m writing with great news! At our recent Annual Shareholders Meeting, shareholders approved our option exchange by a wide margin: 82% of the shares voted, voted in favor of the option exchange. As a reminder, the Option Exchange Program will give eligible employees a one-time opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options that will be granted with an exercise price equal to the share price on the date of the grant.

We expect the Option Exchange Program to launch no later than May 13. Our internal team is working through the various details and documentation associated with the Program in preparation for its launch. At the time of launch you will receive more information about the option exchange including

•	which stock options will qualify,

•	what exchange ratios will be used,

•	how the exchange of certain stock options will work, and

•	what you need to do to tender your shares for exchange.

At this time there is no action for you to take. Going forward you can expect to receive communications about the Option Exchange Program from optionexchange@gogoair.com. You can also share any questions you have about the Program to this inbox which will be actively monitored by HR and Legal.

I’m pleased that our shareholders approved this program and look forward to restoring motivating incentives for achieving Gogo’s long-term success.

Oak

Important Legal Information

This communication does not constitute an offer to holders of Gogo’s outstanding stock options to exchange those options.

The Option Exchange Program described in this communication has not yet commenced and may not ultimately be implemented by Gogo. Gogo will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

Gogo stockholders and option holders will be able to obtain the written materials described above and the other documents filed by Gogo with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 111 N. Canal St., Suite 1500, Chicago, IL 60606.